Filed Pursuant to Rule 253(g)(2)
File No. 024-10927

FUNDRISE INCOME EREIT III, LLC

SUPPLEMENT NO. 7 DATED AUGUST 22, 2019
TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT III, LLC (“we”, “our” or “us”), dated December 21, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 13, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Update

Senior Mortgage Loan – Water Dagger, LLC

On March 13, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $2,745,000, (the “Hampton Senior Loan”). The borrower, Water Dagger, LLC, a South Carolina limited liability company (“Water Dagger”), used the loan proceeds to acquire a mix of several undeveloped land parcels totaling approximately 15 acres located on Hampton Ave., Greenville, SC 29601 (the “Hampton Property”). The borrower began initial entitlement and design and secured equity funding to further progress through design and pay off the Hampton Senior Loan. Consequently, on August 16, 2019, Water Dagger, LLC paid off the total investment of $2,745,000.  All interest payments have been paid in full during the investment period, and the investment has yielded an internal rate of return of approximately 14.0% through August 16, 2019.